**AI 5/20/2003

SECURITI  03053133 IISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 2 2003
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8- 51714

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Perez & Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(1) One World Trade Center, Ste. 7967 (2) Mailing Address: 28 High Ridge Road

~~200 Riverside Blvd.~~

(No. and Street)

(1) New York NY ~~10069~~ 10048

(2) Mount Kisco NY 10549

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosemary Burns 212 425-7790

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato, CPA

(Name — if individual, state last, first, middle name)

207 Hallock Road, Suite 208, Stony Brook, NY 11790

(Address) (City) (State) Zip Code)

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Lourdes Berkeley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perez & Associates LLC, as of December 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Lourdes Berkeley
Signature

Administrator of Estate of Michael J. Berkeley
Title

Frank Maselli
Notary Public

Frank Maselli
Notary Public State of New York
Westchester County Lic #0101MAU034177
Commission Expires 12/06/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 25, 2003
To the Managing Members
Perez & Associates LLC

We have audited the accompanying statements of financial condition of Perez & Associates LLC as of December 31, 2002, and the related statements of operations, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Perez & Associates LLC as of December 31, 2002, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Perez & Associates LLC. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


John P. Comparato

PEREZ & ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CURRENT ASSETS	
Cash	$ 189,647
Clearing Deposit	108,786
	298,433
OTHER ASSETS	
Officer Loans	15,052
TOTAL ASSETS	$ 313,485
LIABILITIES AND MEMBERS' CAPITAL	
CURRENT LIABILITIES	
Accounts Payable	$ 29,322
Loans Payable - Officer	202,004
	231,326
MEMBERS' CAPITAL	82,159
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 313,485

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

PEREZ & ASSOCIATES LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE		
Trading Loss	$	<50,161>
Dividend Income		7,999
		<42,162>
EXPENSES		
Professional Fees		5,000
Regulatory Expenses		2,645
Other Expenses		1,263
TOTAL EXPENSES		8,908
NET INCOME <LOSS>	$	<51,070>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

PEREZ & ASSOCIATES LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$ 133,229
Net Income <Loss>	<51,070>
Balance, December 31, 2002	$ 82,159

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

PEREZ & ASSOCIATES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ <51,070>
Changes in Operating Assets and Liabilities:	
Increase in Clearing Deposit	<108,010>
Decrease in Marketable Securities Owned	150,171
Increase in Accounts Payable	4,446
Increase in Loans Payable	4,463
NET CASH USED BY OPERATING ACTIVITIES	--
FINANCIAL ACTIVITIES	--
NET DECREASE IN CASH	--
CASH AT BEGINNING OF PERIOD	189,647
CASH AT END OF PERIOD	$ 189,647

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 -- ORGANIZATION AND NATURE OF BUSINESS

Perez & Associates LLC (the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934.

The Company clears all securities transactions through its clearing broker on a fully-disclosed basis, and consequently operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii).

The following is a summary of significant accounting policies followed by the company

a) Accounting Method
   Assets, liabilities, income and expenses are recorded using the accrual basis of accounting.
b) Depreciation and Amortization
   Fixed Assets will be stated at cost. Depreciation will be provided using the straight-line method over the estimated useful lives of the assets.

NOTE 2 --NET CAPITAL REQUIREMENTS

The company is subject to the securities and exchange commission's uniform net capital rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $67,107 which was $62,107 in excess of the amount required.

NOTE 3 –INCOME TAXES

The Company has elected to be taxed as a Limited Liability Corporation, in which income and loses flow through directly to the shareholders. No provision for Federal and State Corporation taxes has been made.

NOTE 4 -- FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

As a securities broker dealer, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of the transaction.

PEREZ & ASSOCIATES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

NET CAPITAL	
Total Ownership Equity	$ 82,159
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0
Other (Deductions) or Allowable Credits	0
Total Capital and Allowable Subordinated Liabilities	82,159
Deductions and /or Charges:	
Non-allowable Assets	<15,052>
Net Capital Before Haircuts on Securities Positions	67,107
Haircuts on Securities Positions	--
Undue Concentration	--
Net Capital	$ 67,107
AGGREGATE INDEBTEDNESS	$ 231,326
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	3.45 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2002 Focus PartIIA filing.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Managing Members
Perez & Associates LLC

We have examined the financial statements of Perez & Associates LLC for the year ended December 31, 2002 and have issued our report therein dated February 25, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Perez & Associates LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used for other purpose.

John C Compart

PEREZ & ASSOCIATES LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

PEREZ & ASSOCIATES LLC

INDEX

DECEMBER 31, 2002